

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

Via E-mail
Yale Farar
President
Rokwader, Inc.
23945 Calabasas Road, Suite 115
Calabasas, CA 91302

> **Re: Rokwader, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed May 9, 2014**
> **File No. 000-51867**

Dear Mr. Farar:

We have reviewed your responses to the comments in our letter dated April 11, 2014 and have the following additional comments.

Item 1. Business, page 1

Corporate Overview, page 1

1. We note your response to our prior comment 3 and reissue in part. Please revise all discussions of the writers' shares to clarify that you own only Mr. Dorff's and Mr. Harju's writers' shares.

Industry Overview, page 3

2. We note your response to our prior comment 8 and reissue in part. Please provide a basis for your statement that "revenue streams other than mechanical royalties are largely unaffected by piracy."

Item 1A. Risk Factors, page 4

We are an emerging growth company, page 4

3. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, and you state that you have elected to use the extended transition period for complying with new or revised accounting standard under Section 102(b)(1), please explain in your risk factors section that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Item 2. Financial Information, page 8

Results of Operations, page 9

4. We note your response to our prior comment 11 and reissue in part. Please revise to provide additional details regarding what sources of funding you will seek to complete Phase 1 and your current status as to these financing plans.

5. We note your response to our prior comment 13 and reissue in part. Please file the acquisition agreement as an exhibit to the registration statement pursuant to Item 601(b)(2) of Regulation S-K or explain why this is not required.

Item 6. Executive Compensation, page 14

6. We note your response to our prior comment 16 and reissue in part. Please provide summary compensation disclosure for the year ended December 31, 2013 rather than the nine months ended September 30, 2013.

7. We note your response to our prior comment 18 and reissue. Pursuant to Item 402(n)(2)(vi) of Regulation S-K, you are required to disclose the grant date fair value of the option award to Mr. Farar computed in accordance with FASB ASC Topic 718, rather than Topic 505. Please revise accordingly. Please also confirm that the amounts disclosed in the director compensation table on page 15 were calculated in accordance with FASB ASC Topic 718.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via-Email
        William B. Barnett, Esq.
        Barnett & Linn